[redacted]

06011317

信和置業有限公司
Sino Land Company Limited

RECEIVED

2006 MAR -6 A 10:40

Our Ref.: SLC-EI/FC-2006/CS-0187

20 February 2006

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the clarification announcement in respect of the inaccurate reportings appeared in the South China Morning Post and Hong Kong Daily News on 17 February 2006 regarding the unsolicited proposals from investment banks for the issue and listing of real estate investment trusts of the Company.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
MAR 06 2006
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

dlw 3/6

H:\Maisy\FC\Clarification of Press Articles_Sino Land Letter - ADR.doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock code: 83)

ANNOUNCEMENT

The board of directors of Sino Land Company Limited (the "Company") makes this announcement in response to the press articles appeared in the South China Morning Post and Hong Kong Daily News on 17th February, 2006 and wishes to confirm that whilst the Company has received unsolicited proposals from investment banks for the issue and listing of real estate investment trusts, the directors of the Company have no intention to consider the issue and listing of real estate investment trusts.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 17th February, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the non-executive director is The Honourable Ronald Joseph Arculli and the independent non-executive directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.